Exhibit 99.1

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Two Key Executive Appointments

Toronto, Ontario (March 25, 2013) – Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced the appointments of Andrew Cormier as Vice President of Construction and Development, and Jason Dunning as Vice President of Exploration.

Most recently, Mr. Cormier held the position of Project Manager at Aurico Gold, where he advanced the Young-Davidson mine from the pre-feasibility stage to commercial production. He was responsible for all project execution deliverables. Mr. Cormier has over 19 years’ experience in the mining industry and began his career as Mill Metallurgist for Cambior Limited at Omai Gold Mines. Mr. Cormier also worked for Noranda Incorporated at the Hemlo Gold Mine and Brunswick Mine and for Barrick Gold Corporation at the Holt-McDermott Mine. While at SNC-Lavalin, he was involved in preparing scoping, pre-feasibility and feasibility studies, as well as EPCM projects. Mr. Cormier graduated with a Bachelor of Extractive Metallurgical Engineering degree from Laurentian University and received a Diploma in Technology, Management & Entrepreneurship from University of New Brunswick.

Immediately prior to joining Alamos, Mr. Dunning served as Vice President, Exploration at Selwyn Resources Ltd. for almost nine years, where he oversaw all base and precious metal exploration in the Americas, including exploration joint ventures with other companies. With more than 17 years’ experience in the mining industry, Mr. Dunning began his professional career working on a graduate degree project at Laurentian University for Teck Exploration Ltd. He is currently the President of the Geological Society for the Canadian Institute of Mining & Metallurgy, and the Treasurer for the Mineral Deposits Division of the Geological Association of Canada. Previously, he was a Director of British Columbia & Yukon Chamber of Mines (now AMEBC). Mr. Dunning received an Honours Bachelor of Science, Geology from Carleton University and a Masters in Geology from Laurentian University.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs more than 600 people and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $480 million in cash and equity investments, is debt-free, and unhedged to the price of gold. As of March 14, 2013, Alamos had 127,455,786 common shares outstanding (132,326,086 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.

T R A D I N G   S Y M B O L :   T S X: A G I        N Y S E: A G I

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman	Scott K. Parsons

Vice President, Investor Relations	Manager, Investor Relations

(416) 368-9932 x 401	(416) 368-9932 x 439

Cautionary Note

The TSX and NYSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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